                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                [AMENDMENT NO. 2]

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                  TEXOIL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   882 906 209
                                 (CUSIP NUMBER)

                                ROBERT L. ZORICH
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 18, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 882906209
                                  SCHEDULE 13D

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP EQUITY 1996 LIMITED PARTNERSHIP

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]

(6)  Citizenship or Place of Organization  ENCAP EQUITY 1996 LIMITED PARTNERSHIP
                                           IS A LIMITED PARTNERSHIP ORGANIZED
                                           UNDER THE LAWS OF THE STATE OF TEXAS


      Number of           (7)   Sole Voting Power                           0
      Shares Bene-
      ficially            (8)   Shared Voting Power                   608,268(1)
      Owned by
      Each                (9)   Sole Dispositive Power                      0
      Reporting
      Person With         (10)  Shared Dispositive Power              608,268(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      608,268(2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


(13) Percent of Class Represented by Amount in Row (11)
                                                                         8.7%(3)

(14) Type of Reporting Person (See Instructions)                              PN

CUSIP NO. 882906209

                                  SCHEDULE 13D

----------

      (1) Voting and dispositive power is shared among EnCap LP and EnCap Investments (defined in Item 2). Consists of 320,904 shares of Common Stock and 287,364 shares of Common Stock issuable upon conversion of the shares of Series A Preferred (defined in Item 2) owned by EnCap LP.

      (2) EnCap LP disclaims any beneficial ownership of EnCap Investments' (defined in Item 2) shares and only claims beneficial ownership of the above-mentioned 608,268 shares. Please see Item 5.

      (3) Based on 6,666,525 shares issued and outstanding as of November 2, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

                                  SCHEDULE 13D

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP INVESTMENTS L.L.C.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                           [ ]

(6)  Citizenship or Place of Organization  ENCAP INVESTMENTS L.L.C. IS A LIMITED
                                           LIABILITY COMPANY ORGANIZED UNDER THE
                                           LAWS OF THE STATE OF DELAWARE

      Number of            (7)      Sole Voting Power                       0
      Shares Bene-
      ficially             (8)      Shared Voting Power               902,736(1)
      Owned by
      Each                 (9)      Sole Dispositive Power                  0
      Reporting
      Person With          (10)     Shared Dispositive Power          902,736(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     902,736(2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


(13) Percent of Class Represented by Amount in Row (11)                 12.6%(3)

(14) Type of Reporting Person (See Instructions)                             OO

ITEM 1. SECURITY AND ISSUER.

     No modification.

--------

      (1) Voting and dispositive power is shared among Energy PLC, EnCap LP and EnCap Investments (defined in Item 2). Consists of 106,968 shares of Common Stock and 187,500 shares of Common Stock issuable upon conversion of the shares of Series A Preferred (defined in Item 2) owned by Energy PLC, and 320,904 shares of Common Stock and 287,364 shares of Common Stock issuable upon conversion of the shares of Series A Preferred owned by EnCap LP.

      (2) EnCap Investments disclaims any beneficial ownership of EnCap LP's or Energy PLC's (defined in Item 2) shares.

      (3) Based on 6,666,525 shares issued and outstanding as of November 2, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is amended and restated in its entirety as follows:

      (a)-(c)

      EnCap Equity 1996 Limited Partnership ("EnCap LP"), is a limited partnership organized and existing under the laws of the State of Texas. EnCap LP's principal business address and office is located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap LP is making oil and gas related investments.

      EnCap Investments L.L.C. ("EnCap Investments"), is a limited liability company organized under the laws of the State of Delaware. EnCap Investments is the general partner of EnCap LP. EnCap Investments also serves as an investment advisor to Energy Capital Investment Company PLC ("Energy PLC"), a company organized and existing under the laws of England, under an Investment Advisory Agreement dated as of February 4, 1994. EnCap Investments' principal business address and office is located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is to act as a financial consultant, investment advisor and/or finder for its clients with respect to financial and investment transactions in the oil and gas industry. Current information regarding the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy Holding Company, a Delaware corporation ("El Paso Merchant Energy").

      El Paso Merchant Energy Holding Company is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on
Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation, a Delaware corporation ("El Paso Corporation").

      El Paso Corporation is a Delaware corporation with its principal executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto

      (d)-(f)

      See Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4. PURPOSE OF TRANSACTION.

      No modification.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a) and 5(b) are amended and restated in their entirety as follows:

      (a) EnCap LP. EnCap LP is the beneficial owner of 608,268 shares of Common Stock, which includes 287,364 shares of Common Stock issuable upon conversion of its shares of Series A Preferred. Based on the 6,666,525 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, EnCap LP is the beneficial owner of approximately 8.7% of the outstanding shares of Common Stock.

            EnCap Investments. EnCap Investments, as the sole general partner of EnCap LP and as an investment advisor of Energy PLC, is the beneficial owner of 902,736 shares of Common Stock, which includes 187,500 shares of Common Stock issuable upon conversion of Energy PLC's shares of Series A Preferred and 287,364 shares of Common Stock issuable upon conversion of EnCap LP's shares of Series A Preferred. Based on the 6,666,525 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, EnCap LP is the beneficial owner of approximately 12.6% of the outstanding shares of Common Stock.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). Additionally, each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the 275,136 shares of Common Stock which are issuable to El Paso LLC upon conversion of its shares of Series A Preferred (by virtue of being controlling persons of El Paso LLC) (see Item 3). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common stock owned or deemed owned by EnCap Investments and El Paso LLC.

            Executive Officers and Directors. Except as otherwise described herein or in an Exhibit filed herewith, to the knowledge of the reporting persons no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I is the beneficial owner of any shares of Common Stock.

      (b) EnCap LP. Through its general partner, EnCap LP shares the power to vote or direct the vote and to dispose or direct the disposition of 608,268 shares of Common Stock with EnCap Investments, its general partner.

            EnCap Investments. EnCap Investments shares the power to vote and direct the vote or to dispose or direct the disposition of 902,736 shares of Common Stock with each of Energy PLC by virtue of the Investment Agreement (as defined in Item 6) and EnCap LP as its general partner. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by either EnCap LP or Energy PLC.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). In addition, each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed owned by El Paso LLC. El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments and El Paso LLC.

            Executive Officer and Directors. Except as otherwise described herein or in an Exhibit filed herewith, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I is the beneficial owner of any shares of Common Stock.

      Item 5(c)-5(e) has not been modified except Schedule I hereto has been amended and restated in its entirety.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The following is added to item 6:

      TENDER AND VOTING AGREEMENT

      Tender of Shares. Each of the reporting persons entered into a Tender and Voting Agreement (the "Tender and Voting Agreement") dated effective January 18, 2001, between Ocean Energy, Inc., a Texas corporation ("Ocean"), OEI Acquisition Corp., a Nevada corporation ("OEI"), and certain other stockholders of the Issuer. Pursuant to the Tender and Voting Agreement, each reporting person has agreed (severally and not jointly) to tender, in accordance with the terms of the agreement, all of the shares of Common Stock and Series A Preferred legally or beneficially owned by such person on the date of the Tender and Voting Agreement, together with any shares acquired after such date and prior to the termination of the tender offer of OEI (the "Tender Offer"), whether upon the exercise of options, warrants, conversion of convertible securities or otherwise (such Common Stock, Series A Preferred, and related rights are collectively referred to herein as the "Tender Shares") to OEI, for a purchase price of $8.25 per share of Common Stock and $18.04 per share of Series A Preferred (including all rights related thereto), payable in cash, upon the effective date of the Tender Offer, and to not withdraw such tendered shares, except following the termination of the Tender Offer.

      Voting of Shares. Pursuant to the Tender and Voting Agreement, each of the reporting persons has agreed (severally and not jointly) that at any meeting of the stockholders of the Issuer, however called, or in any other circumstance in which the vote, consent or approval of stockholders of the Issuer is sought, that they shall (i) vote the Tender Shares to approve and vote in favor of the Merger Agreement (as set forth in the Tender and Voting Agreement); (ii) vote the Tender Share against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement; and (iii) vote the Tender Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger (as set forth in the Merger Agreement) or the Tender Offer, including, but not limited to: (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries; (2) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Issuer and its subsidiaries; (3) any change in the management or board of directors of the Issuer, except as otherwise agreed to in writing by OEI; (4) any material change in the present capitalization or dividend policy of the Issuer; or (5) any other material change in the Issuer's corporate structure or business.

      Irrevocable Proxy. Each of the reporting persons has irrevocably granted to, and appointed Ocean as such person's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such person, to vote the Tender Shares to approve and vote in favor of the Tender Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, against any competing acquisition proposal and otherwise as contemplated by the provisions of the Tender and Voting Agreement relating to voting of the tendered shares.

      Other Restrictions; No Solicitation. In addition to the above agreements, the reporting persons have agreed to certain restrictions upon their ability to
(i) transfer (including any sale, gift, pledge or other disposition) the Tender Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Tender Shares, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Tender Shares, (iv) deposit any the Tender Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Tender Shares, (v) make certain elections in connection with the Series A Preferred or (vi) take any other action that would in any way restrict, limit, or interfere with the performance of its obligations hereunder or the transactions contemplated in the Tender and Voting Agreement or in the Merger Agreement or which would make any representation or warranty of such Selling Stockholder in the Tender or Voting Agreement untrue or incorrect. Each of the reporting persons (severally and not jointly) has agreed that it shall not, and shall not permit or authorize any of its affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any person (other than Ocean, OEI or any of their affiliates or representatives) concerning any competing acquisition proposal or enter into any agreement, arrangement or understanding requiring the Issuer to abandon, terminate or fail to consummate the Tender Offer, the Merger or any other transactions contemplated in the Merger Agreement. Each reporting person has also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the execution of the Tender and Voting Agreement with respect to any competing acquisition proposal.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 has been amended and restated in its entirety as follows:

Exhibit 1         -     Joint Filing Agreement dated February 16, 2001, between
                        EnCap 96 LP and EnCap Investments.

Exhibit 10.1      -     Investment Advisory Agreement dated February 4, 1994
                        (incorporated by reference to Exhibit 4.6 of Schedule
                        13D of Texoil, Inc. filed July 24, 1998).

Exhibit 10.2      -     Acquisition and Distribution Agreement dated May 4, 1998
                        between Texoil, Inc., Cliffwood Oil & Gas Corp., and
                        Cliffwood Acquisition-1996 Limited Partnership
                        (incorporated by reference to Exhibit 4.7 of Schedule
                        13D of Texoil, Inc. filed July 24, 1998).

Exhibit 10.3      -     Registration Rights Agreement dated May 4, 1998, between
                        Texoil, Inc., Energy Capital Investment Company PLC, and
                        EnCap Equity 1996 Limited Partnership (incorporated by reference to Exhibit 4.8 of Schedule 13D of Texoil, Inc.
                        filed July 24, 1998).

Exhibit 10.4      -     May 1998 Agreement in Respect of Agreement of Limited
                        Partnership dated May 4, 1998, between Cliffwood Oil &
                        Gas Corp., Energy Capital Investment Company PLC, and
                        EnCap Equity 1996 Limited Partnership (incorporated by reference to Exhibit 4.9 of Schedule 13D of Texoil, Inc.
                        filed July 24, 1998)

Exhibit 10.5      -     Preferred Stock Purchase Agreement, dated as of October
                        12, 1999 (incorporated by reference to Exhibit 7.1 to the Form 8-K filed by Texoil, Inc. on October 13, 1999).

Exhibit 10.6      -     Amended and Restated Articles of Incorporation
                        (incorporated by reference to Exhibit 3.1, to the Form
                        8-K/A filed by Texoil, Inc. on November 15, 1999).

Exhibit 10.7      -     Certificate of Designation Establishing Series A
                        Convertible Preferred Stock (incorporated by reference to Exhibit 3.2, to the Form 8-K/A filed by Texoil, Inc.
                        on November 15, 1999).

Exhibit 10.8      -     Registration Rights Agreement, dated as of November 10,
                        1999 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Quantum Energy Partners, LP on
                        November 22, 1999).

Exhibit 10.9      -     Tender and Voting Agreement dated January 18, 2001,
                        between Ocean Energy, Inc., OEI Acquisition Corp., and the stockholders of Texoil, Inc.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 16, 2001           ENCAP EQUITY 1996 LIMITED PARTNERSHIP

                                  By: EnCap Investments L.L.C., General Partner


                                  /s/ Robert L. Zorich
                                  ----------------------------------------------
                                       Robert L. Zorich
                                       Managing Director


Date: February 16, 2001           ENCAP INVESTMENTS L.L.C.


                                  /s/ Robert L. Zorich
                                  ----------------------------------------------
                                       Robert L. Zorich
                                       Managing Director

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------

Exhibit 1         -     Joint Filing Agreement dated February 16, 2001, between
                        EnCap 96 LP and EnCap Investments.

Exhibit 10.1      -     Investment Advisory Agreement dated February 4, 1994
                        (incorporated by reference to Exhibit 4.6 of Schedule
                        13D of Texoil, Inc. filed July 24, 1998).

Exhibit 10.2      -     Acquisition and Distribution Agreement dated May 4, 1998
                        between Texoil, Inc., Cliffwood Oil & Gas Corp., and
                        Cliffwood Acquisition-1996 Limited Partnership
                        (incorporated by reference to Exhibit 4.7 of Schedule
                        13D of Texoil, Inc. filed July 24, 1998).

Exhibit 10.3      -     Registration Rights Agreement dated May 4, 1998, between
                        Texoil, Inc., Energy Capital Investment Company PLC, and
                        EnCap Equity 1996 Limited Partnership (incorporated by
                        reference to Exhibit 4.8 of Schedule 13D of Texoil, Inc.
                        filed July 24, 1998).

Exhibit 10.4      -     May 1998 Agreement in Respect of Agreement of Limited
                        Partnership dated May 4, 1998, between Cliffwood Oil &
                        Gas Corp., Energy Capital Investment Company PLC, and
                        EnCap Equity 1996 Limited Partnership (incorporated by
                        reference to Exhibit 4.9 of Schedule 13D of Texoil, Inc.
                        filed July 24, 1998)

Exhibit 10.5      -     Preferred Stock Purchase Agreement, dated as of October
                        12, 1999 (incorporated by reference to Exhibit 7.1 to
                        the Form 8-K filed by Texoil, Inc. on October 13, 1999).

Exhibit 10.6      -     Amended and Restated Articles of Incorporation
                        (incorporated by reference to Exhibit 3.1, to the Form
                        8-K/A filed by Texoil, Inc. on November 15, 1999).

Exhibit 10.7      -     Certificate of Designation Establishing Series A
                        Convertible Preferred Stock (incorporated by reference
                        to Exhibit 3.2, to the Form 8-K/A filed by Texoil, Inc.
                        on November 15, 1999).

Exhibit 10.8      -     Registration Rights Agreement, dated as of November 10,
                        1999 (incorporated by reference to Exhibit 5 to the
                        Schedule 13D filed by Quantum Energy Partners, LP on
                        November 22, 1999).

Exhibit 10.9      -     Tender and Voting Agreement dated January 18, 2001,
                        between Ocean Energy, Inc., OEI Acquisition Corp., and
                        the stockholders of Texoil, Inc.